

March 17, 2023

King Yip Cheng
Chairman, Executive Director and Chief Executive Officer
Roma Green Finance Limited
Flat 605, 6/F., Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong

> **Re: Roma Green Finance Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted March 3, 2023**
> **CIK No. 0001945240**

Dear King Yip Cheng:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted March 3, 2023

Recent Regulatory Developments in the PRC, page 14

1. We note your revisions in response to comment three. However, we note that in the first sentence of the paragraph at the top of page 16, counsel opines that you are not subject to permission requirements from the CSRC, the CAC or any other entity that is "required to approve of [y]our Hong Kong Subsidiary' operations." Please revise so that the opinion of counsel covers whether you are required to obtain approval of the CSRC or CAC, or any other entity, to offer the securities being registered to foreign investors. While we note that you later say that it is the opinion of counsel you are not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, you also say that you

do not believe that you are required to seek approval from the CSRC, the CAC or any other governmental entity to offer the securities being registered. Please revise this section to clarify what precisely counsel is opining on. Please also revise your disclosure here, and elsewhere that you discuss permissions and approvals, to reflect the new regulations released by the CSRC on February 17, 2023 and indicate whether you are subject to such regulations.

You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Celia Velletri